 From John Brown:

Dear Shareholder and/or Friend of Zion

Twenty five years ago I visited Israel and started a journey dedicated to the idea of finding oil and gas in Israel.

Now, Zion Oil & Gas, Inc., after years of scientific investigation and drilling the Ma'anit #1 well, has planned a multi-well program with the intention of bringing the idea to practical success and recovering the oil and gas that we believe lies deep under the Land of Israel.

We have much - licenses, scientific data, technology, qualified, experienced and honest people. But oil and gas exploration costs money, so we need investors who are willing to support our work. In the event of success, the investors' reward may be great. Not only financially, but also in the personal knowledge of being part of something truly historic, biblical and prophetic.

On May 14, 2008, exactly 60 years after Israel's Declaration of Independence was signed (on May 14, 1948), Zion's Underwriter will start to accept subscriptions for new $10 Units . You will find below a letter (from Richard Rinberg, Zion's Chief Executive Officer) describing the offer. The complete offering details appear on our website at www.zionoil.com

For those of you who are already Zion shareholders, please consider adding to your Zion holdings. For those who are not yet shareholders, please join us and buy some units.

Please note that if you buy shares on the Stock Exchange, your money goes to the seller of those shares and not to Zion. Please buy units in our offering, as then Zion will receive your money and we can continue towards the completion of our work. This offer has been carefully structured so that, in the event of great success, the person who buys units will receive a greater financial reward than if they just bought shares on the market.

My heartfelt wish to you is best expressed by two verses from Psalm 128.

'The Lord bless you from Zion'

'May you see the prosperity of Jerusalem all the days of your life.'

Sincerely,

John Brown

Founder and Chairman of the Board

..........................................................................................................................................

From Richard Rinberg:

Dear Shareholder and/or Friend of Zion

In order to achieve our goal - the discovery of Oil & Gas in Israel - Zion needs to raise funds to pay for the cost of exploration and, more to the point, for drilling in Israel.

Although we have money in the bank, we wish to carry out as much as possible of the multi-well drilling program that we are planning for the coming two years.

So, Zion is now offering you the opportunity to purchase Units at $10 per Unit.

Each Unit will consist of: One Share of Zion stock + One Warrant.

The Warrant will allow you, until January 31, 2012, to buy One Share of Zion stock at a fixed price of $7 (irrespective of the price of Zion stock on the stockmarket).

So, a $10 subscription will buy One Share of Zion stock plus the right (but not the obligation) to buy One (more) Share of Zion stock at a fixed price of $7 (at any time from late 2008 until January 31, 2012).

The minimum subscription is 100 Units or $1,000 (as 100 x $10 = $1,000).

Zion stock is already traded on the American Stock Exchange (AMEX) under the symbol ZN. In addition, after we have sold a minimum of 325,000 Units, the Units will trade on AMEX. After the termination of the offering, the Units will dissolve and both ZN Stock and ZN Warrants will trade on AMEX.

The full details regarding the offer are set out in the Prospectus which is available for you to download and review on our website www.zionoil.com

If you would prefer a hard copy, please call:

1-888-TX1-ZION or 1-888-891-9466 or email: dallas@zionoil.com

This offer represents an opportunity for you to participate directly in Zion's work and, in the event of success, to receive potentially greater reward than by just purchasing Zion stock in the market from another shareholder.

I very much hope that you will consider not only buying some Units in this offer, but also spreading the word regarding the work that Zion Oil & Gas, Inc is doing in Israel.

We need and value your support - Shalom from Israel

Richard J Rinberg - CEO of Zion Oil & Gas Inc

'A special company with a special task in a special country'

www.zionoil.com

NOTICE

These communications shall not constitute an offer to sell or the solicitation of an offer to buy Units of Zion's securities, which may only be by prospectus, nor shall there be any sale of the Units in any state or country in which such offer, solicitation or sale would be unlawful prior to the registration, qualification or exemption under the securities laws of any such state or country.

FORWARD LOOKING STATEMENTS: Statements in these communications that are not historical fact, including statements regarding the closing of the offering, the timing and results thereof, Zion's planned operations, potential results thereof and potential effects of those results on the market for Zion's securities and returns on investments in those securities, are forward-looking statements as defined in the "Safe Harbor'' provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on assumptions that are subject to significant known and unknown risks, uncertainties and other unpredictable factors, many of which are described in Zion's Prospectus and its periodic reports filed with the SEC and are beyond Zion's control. These risks could cause Zion's actual performance to differ materially from the results predicted by these forward-looking statements. Zion can give no assurance that the expectations reflected in these statements will prove to be correct and assumes no responsibility to update these statements.

Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas or its underwriter will arrange to send you the prospectus if you request it by calling toll free 1-888-TX1-ZION (1-888-891-9466). Direct links to the SEC location, or to the documents in PDF, may be found on the home page of Zion Oil & Gas. Inc., at www.zionoil.com.